               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            450 FIFTH STREET,  N.W.
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended     December 31, 1997
                          -------------------------

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to __________________

                 COMMISSION FILE NUMBER         01-29040
                                        -----------------------

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Savings Plan for Employees of Fidelity Federal Savings Bank of Florida

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Fidelity Bankshares, Inc.
                               218 Datura Street
                         West Palm Beach, Florida 33401

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida:

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche, LLP
West Palm Beach, Florida



July 6, 1998

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                              1997                     1996
ASSETS:
 Cash                                                                          30,603
 Investments at fair value:
  Fidelity Bankshares, Inc. common stock
   (cost - $2,443,663 in 1997 and $2,007,301 in 1996)                      $6,576,115              $3,328,782
  Mutual funds (cost -$1,865,234 in 1997
   and $1,039,681 in 1996)                                                  1,795,273               1,146,576
  Charles Schwab Money Funds
   (at cost which approximates market)                                        353,106
  Merrill Lynch CMA Money Fund
   (at cost which approximates market)                                                                  8,517
  Participants' Notes Receivable                                              269,107                 240,492
  Investments at contract value:
   Merrill Lynch Retirement Preservation Trust                                                        450,425
  Contributions receivable from employer                                                               26,702
  Accrued income receivable                                                    45,527                  37,600
                                                                           ----------               ---------
    Total assets                                                            9,069,731               5,239,094
                                                                           ----------               ---------
  NET ASSETS AVAILABLE FOR BENEFITS                                       $ 9,069,731            $  5,239,094
                                                                         ------------            ------------


 See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------



                                                                                      1997               1996
 ADDITIONS:
  Investment income:
    Dividends and income                                                          $  336,820         $  258,816
  Net appreciation in fair value of investments                                    3,018,800            352,482
                                                                                  ----------         ----------

           Total investment income                                                 3,355,620            611,298
                                                                                  ----------         ----------

  Contributions:
    Participants                                                                     471,153            435,492
    Matching from employer                                                           184,676            169,994
                                                                                  ----------         ----------
           Total contributions                                                       655,829            605,486
                                                                                  ----------         ----------

           Total additions                                                         4,011,449          1,216,784

DEDUCTIONS:
  Benefit payments                                                                   180,812            205,256
                                                                                  ----------         ----------

INCREASE IN NET ASSETS                                                             3,830,637          1,011,528
                                                                                  ----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                5,239,094          4,227,566
                                                                                  ----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                     $9,069,731         $5,239,094
                                                                                  ==========         ==========


See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of the Savings Trust for Employees of Fidelity Federal Savings Bank of Florida (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

   GENERAL - The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Savings Bank of Florida. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

   The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Savings Bank of Florida and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(k) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned one year of vesting service.

   CONTRIBUTIONS - Prior to January 1, 1998 employees could contribute between 1% and 10% of their base compensation to the Plan ("Participants' Contributions") during the year. Beginning January 1, 1998 the maximum percentage was increased to 15%, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's contribution for that year, up to the lesser of the Participant's contribution, 6% of base salary, or $10,000. Contributions in excess of six percent of the Participant's annual compensation are not eligible for Employer matching contributions.

   PARTICIPANT ACCOUNTS - Beginning October 1, 1997 the Employer changed trustees of the plan from Merrill Lynch Trust Company to the Charles Schwab Trust Company. Prior to this date the Plan provided for Participant directed accounts into an employer stock fund and several Merrill Lynch Trust and Fund Accounts. With this change, the Merrill Lynch Trust and Fund accounts have been replaced with several other mutual funds and Charles Schwab Money Funds. Each Participant's account is credited with the Participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and
   (c) forfeitures of terminated Participants' nonvested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

   INVESTMENTS - Prior to October 1, 1997, participants could direct that their contributions be invested in increments of one percent of the total in one of six funds, including Fidelity Bankshares, Inc. common stock, Merrill Lynch Growth Fund for Investment and Retirement, Merrill Lynch Federal Securities Trust, Merrill Lynch Capital Fund, Merrill Lynch Global Allocation Fund, and Merrill Lynch Retirement Preservation Fund. The Merrill Lynch CMA Money Fund was used by the Plan as a temporary holding account for monies received by the Plan prior to distribution to the six available participant-directed funds. As stated in the previous paragraph, the Merrill Lynch funds were replaced with the following nine funds: Oakmark Fund, Heartland Value Fund, Janus Worldwide Fund, Janus Flexible Income Fund, Kaufmann Fund, Safeco Equity Fund, Schwab Value Advantage Money Fund, Vanguard Wellington Fund and Vanguard Index Trust 500 Portfolio. The Schwab U.S. Treasury Money Fund replaced the Merrill Lynch CMA Money Fund and is now the temporary holding account for monies received by the plan awaiting distribution to the other funds.

   PARTICIPANTS' NOTES RECEIVABLE - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' note fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus one-half percent at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions.
   At December 31, 1997, 40 participants had outstanding loans classified as notes receivable totaling $269,107 at interest rates ranging from 8.30% - 9.50%. At December 31, 1996, 34 participants had outstanding loans classified as notes receivable totaling $240,492 at interest rates ranging from 8.74% - 9.50%.

   ADMINISTRATION - The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays the costs of operating the Plan.

   DISTRIBUTIONS - Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability, or death. Terminated Participants with less than sixty months of service receive the value of their contributions and their vested percentage of employer matching contributions; the balance of the account is forfeited and applied to the Employer's matching contribution for all other Plan Participants in that year.

   VESTING - Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and their related investment earnings according to the following schedule:



                             VESTED
YEARS OF SERVICE             PERCENT
Less than 1 year                0%
1 year                         20%
2 years                        40%
3 years                        60%
4 years                        80%
5 years or more               100%

   Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer matching contributions automatically become fully vested upon retirement at age 65, or death or disability prior to age 65.

   PLAN TERMINATION - The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

   RECLASSIFICATIONS For comparative purposes, certain amounts in the 1996 financial statements have been reclassified to conform to the presentation for 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following is a summary of significant accounting policies:

   BASIS OF PRESENTATION - The accompanying financial statements are presented on the accrual basis of accounting.

   USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

   INVESTMENTS - Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts - Merrill Lynch CMA Money Fund and Schwab U.S.Treasury Money Fund, along with the Schwab Value Advantage Money Fund approximates fair value due to their liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year end. Participant loans are recorded at the loan balance, which approximates fair value.

   The Merrill Lynch Retirement Preservation Trust, which was sold during 1997, held certain Guaranteed Investment Contracts ("GICs") and Synthetic GICs as investments. These GICs were fully benefit responsive and were reported in the trust at contract value, which approximated fair value. The fair value of the Merrill Lynch Retirement Preservation Trust at December 31, 1996 was $450,425.

   Gain or loss on sales of investments is based on specific identification and is included in the net appreciation (depreciation) of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

   INCOME TAXES The Internal Revenue Service has determined and informed the Bank by a letter dated August 27, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
   (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

   BENEFITS PAYABLE - As of December 31, 1997 and 1996, benefits of $26,604 and $13,300, respectively, were due to Participants who have withdrawn from participation in the Plan.

   FORFEITURES - During the years ended December 31, 1997 and 1996, participants who were not fully vested and incurred a break in service forfeited nonvested benefits. Forfeited amounts totaled $1,156 and $4,497 for the years ended December 31, 1997 and 1996, respectively. These forfeitures were used to reduce employer contributions.

3. INVESTMENTS

   Investments in excess of five percent of net assets available for benefits at December 31, 1997 and 1996, valued at fair value, are as follows:

DESCRIPTION                                               1997          1996

Fidelity Bankshares, Inc. common stock                 $6,576,115    $3,328,782
Merrill Lynch Retirement Preservation Money Fund                        450,425
Merrill Lynch Growth Fund for Investment
  and Retirement                                                        402,587
Merrill Lynch Global Allocation Fund                                    459,462




4. FUND INFORMATION

   Information on a by-fund basis as of December 31, 1997 is as follows:

                                                                              MERRILL
                                                                               LYNCH
                                       MERRILL       MERRILL                   GROWTH      MERRILL      FIDELITY
                                        LYNCH         LYNCH       MERRILL     FUND FOR      LYNCH      BANKSHARES,
                                      RETIREMENT     FEDERAL       LYNCH     INVESTMENT     GLOBAL        INC.
                                     PRESERVATION   SECURITIES    CAPITAL       AND       ALLOCATION      STOCK
                                        TRUST         TRUST        FUND      RETIREMENT      FUND         FUND
ASSETS:

  Investments at fair value             $       -     $      -   $       -    $       -    $       -    $6,576,115
                                     ============   ==========   =========   ==========   ==========   ===========

ADDITIONS TO NET
  ASSETS:
  Participant contributions             $  55,787     $  9,805   $  31,714    $  51,989    $  69,432    $  176,580
  Employer contributions                   21,400        3,983      12,291       19,144       26,643        71,772
  Interest/dividend income                 21,058        2,919      10,443        2,119        8,614       174,171
  Loan disbursements                      (11,060)      (1,133)     (2,936)     (18,518)     (10,792)      (66,007)
  Loan repayments                          13,218        1,690       6,895        6,704       12,911        61,369
  Net appreciation/(depreciation)
    in fair value of investments                -        1,071      21,621       92,823       39,670     2,933,885
  Transfers from other funds                    -            -           -            -            -             -
                                     ------------   ----------   ---------   ----------   ----------   -----------

   Total additions to net assets          100,403       18,335      80,028      154,261      146,478     3,351,770
                                     ------------   ----------   ---------   ----------   ----------   -----------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                           16,436          457      11,252        8,406       18,756       102,657
 Transfers to other funds                 534,392       86,316     284,865      548,442      587,184         1,780
                                     ------------   ----------   ---------   ----------   ----------   -----------

Total deductions from
  net assets                              550,828       86,773     296,117      556,848      605,940       104,437
                                     ------------   ----------   ---------   ----------   ----------   -----------

Net increase/(decrease)                  (450,425)     (68,438)   (216,089)    (402,587)    (459,462)    3,247,333

BEGINNING OF YEAR                         450,425       68,438     216,089      402,587      459,462     3,328,782
                                     ------------   ----------   ---------   ----------   ----------   -----------

END OF YEAR                             $       -     $      -   $       -    $       -    $       -    $6,576,115
                                     ============   ==========   =========   ==========   ==========   ===========





                                       SCHWAB
                                        VALUE                  JANUS
                                      ADVANTAGE   HEARTLAND   FLEXIBLE     JANUS
                                        MONEY       VALUE      INCOME    WORLDWIDE   KAUFMANN     OAKMARK
                                        FUND        FUND        FUND       FUND        FUND        FUND

ASSETS:

  Investments at fair value            $352,032    $119,090    $49,817    $359,629    $200,782    $172,468
                                      =========   =========   ========   =========   =========   =========

ADDITIONS TO NET
  ASSETS:
  Participant contributions            $ 22,376    $  4,914    $ 1,392    $ 10,934    $  5,061    $  5,629
  Employer contributions                  9,010       2,017        569       4,142       1,770       2,117
  Interest/dividend income                4,551      15,401      1,550      24,730       6,132       9,325
  Loan disbursements                     (7,500)          -     (3,500)          -           -      (1,000)
  Loan repayments                         4,719       1,477        969       1,471         316         823
  Net appreciation/(depreciation)
    in fair value of investments              -     (20,234)      (513)    (26,112)    (10,901)     (2,229)
  Transfers from other funds            341,724     115,515     49,350     344,464     198,404     157,803
                                      ---------   ---------   --------   ---------   ---------   ---------

   Total additions to net assets        374,880     119,090     49,817     359,629     200,782     172,468
                                      ---------   ---------   --------   ---------   ---------   ---------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                         22,848           -          -           -           -           -
 Transfers to other funds                     -           -          -           -           -           -
                                      ---------   ---------   --------   ---------   ---------   ---------

Total deductions from
  net assets                             22,848           -          -           -           -           -
                                      ---------   ---------   --------   ---------   ---------   ---------

Net increase/(decrease)                 352,032     119,090     49,817     359,629     200,782     172,468

BEGINNING OF YEAR                             -           -          -           -           -           -
                                      ---------   ---------   --------   ---------   ---------   ---------

END OF YEAR                            $352,032    $119,090    $49,817    $359,629    $200,782    $172,468
                                      =========   =========   ========   =========   =========   =========



                                                 VANGUARD
                                      SAFECO       INDEX     VANGUARD
                                      EQUITY      TR 500    WELLINGTON     NOTES
                                       FUND      PORTFOLIO     FUND      RECEIVABLE    OTHER       TOTAL

ASSETS:

  Investments at fair value           $160,411    $354,051    $379,025    $ 269,107    $77,204   $9,069,731
                                     =========   =========  ==========   ==========   ========  ===========

ADDITIONS TO NET
  ASSETS:
  Participant contributions           $  4,850    $ 11,462    $  9,228    $       -    $     -   $  471,153
  Employer contributions                 1,917       4,417       3,484            -          -      184,676
  Interest/dividend income               7,003       4,117      24,781       19,906          -      336,820
  Loan disbursements                         -           -      (4,000)     126,446          -            -
  Loan repayments                          770       2,695       1,710     (117,737)         -            -
  Net appreciation/(depreciation)
    in fair value of investments        (2,637)      8,043     (15,687)           -          -    3,018,800
  Transfers from other funds           148,508     323,317     359,509            -      4,385    2,042,979
                                     ---------   ---------  ----------   ----------   --------  -----------

   Total additions to net assets       160,411     354,051     379,025       28,615      4,385    6,054,428
                                     ---------   ---------  ----------   ----------   --------  -----------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                             -           -           -            -          -      180,812
 Transfers to other funds                    -           -           -            -          -    2,042,979
                                     ---------   ---------  ----------   ----------   --------  -----------

Total deductions from
  net assets                                 -           -           -            -          -    2,223,791
                                     ---------   ---------  ----------   ----------   --------  -----------

Net increase/(decrease)                160,411     354,051     379,025       28,615      4,385    3,830,637

BEGINNING OF YEAR                            -           -           -      240,492     72,819    5,239,094
                                     ---------   ---------  ----------   ----------   --------  -----------

END OF YEAR                           $160,411    $354,051    $379,025    $ 269,107    $77,204   $9,069,731
                                     =========   =========  ==========   ==========   ========  ===========


Information on a by-fund basis as of December 31, 1996 is as follows:

                                                                      MERRILL
                                                                       LYNCH
                                 MERRILL      MERRILL                  GROWTH     MERRILL
                                  LYNCH        LYNCH       MERRILL    FUND FOR     LYNCH
                                RETIREMENT    FEDERAL       LYNCH    INVESTMENT    GLOBAL
                               PRESERVATION  SECURITIES    CAPITAL      AND      ALLOCATION
                                  TRUST        TRUST        FUND     RETIREMENT     FUND
ASSETS:

  Investments at fair value        $450,425     $68,438    $216,089    $402,587    $459,462
                               ============  ==========   =========  ==========  ==========

ADDITIONS TO NET
  ASSETS:
  Participant contributions        $ 76,562     $12,157    $ 43,239    $ 64,116    $ 84,911
  Employer contributions             29,480       5,018      16,379      22,914      32,235
  Interest/dividend income           22,494       4,419      18,196      28,959      40,159
  Loan repayments                    28,141       1,273       4,168       3,041      12,275
  Net appreciation/(depreciation)
    in fair value of                      -      (1,291)      3,086      52,842         861
     investments
  Transfers from other funds         37,671           -           -      18,883      15,829
                               ------------  ----------   ---------  ----------  ----------

   Total additions to net           194,348      21,576      85,068     190,755     186,270
    assets                     ------------  ----------   ---------  ----------  ----------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                     87,972      11,222       8,389      14,834      20,347
  Loan disbursements                 34,974       1,261       4,713      11,364      10,968
 Transfers to other funds                 -       7,039      16,160           -           -
                               ------------  ----------   ---------  ----------  ----------

Total deductions from
  net assets                        122,946      19,522      29,262      26,198      31,315
                               ------------  ----------   ---------  ----------  ----------

Net increase/(decrease)              71,402       2,054      55,806     164,557     154,955

BEGINNING OF YEAR                   379,023      66,384     160,283     238,030     304,507
                               ------------  ----------   ---------  ----------  ----------

END OF YEAR                        $450,425     $68,438    $216,089    $402,587    $459,462
                               ============  ==========   =========  ==========  ==========



                                   FIDELITY
                                  BANKSHARES,
                                     INC.          PARTICIPANT'S
                                    STOCK             NOTES
                                     FUND           RECEIVABLE    OTHER         TOTAL
ASSETS:

  Investments at fair value        $3,328,782      $ 240,492    $ 72,819    $5,239,094
                                  ===========      =========    ========    ==========

ADDITIONS TO NET
  ASSETS:
  Participant contributions        $  154,507              -          -    $  435,492
  Employer contributions               63,968              -          -       169,994
  Interest/dividend income            128,965      $  15,624          -       258,816
  Loan repayments                      39,154        (88,052)         -             -
  Net appreciation/(depreciation)
    in fair value of                  296,984              -          -       352,482
     investments
  Transfers from other funds                -              -          -        72,383
                                  -----------  -------------   --------   -----------

   Total additions to net             683,578        (72,428)         -     1,289,167
    assets                         ----------     ----------   --------   -----------

DEDUCTIONS FROM
  NET ASSETS:
  Benefits paid to
    participants                       62,492              -          -       205,256
  Loan disbursements                   88,983       (152,263)         -             -
 Transfers to other funds               6,885              -   $ 42,299        72,383
                                   ----------     ----------   --------   -----------

Total deductions from
  net assets                          158,360       (152,263)    42,299       277,639
                                   ----------  -------------   --------   -----------

Net increase/(decrease)               525,218         79,835    (42,299)    1,011,528

BEGINNING OF YEAR                   2,803,564        160,657    115,118     4,227,566
                                   ----------  -------------   --------   -----------

END OF YEAR                        $3,328,782      $ 240,492   $ 72,819    $5,239,094
                                   ==========  =============   ========   ===========





5. RELATED PARTY TRANSACTIONS

   At December 31, 1997, the Plan owned 202,342 shares of common stock of Fidelity Bankshares, Inc. which had a cost and fair value of $2,443,663 and $6,576,115, respectively. During the years ended December 31, 1997 and 1996, dividend income of $174,171 and $128,965, respectively, was earned on these investments.

SAVINGS TRUST FOR EMPLOYEES OF

FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                             SHARES                            CURRENT
              IDENTITY OF ISSUER                    DESCRIPTION               HELD             COST             VALUE

*    Fidelity Bankshares, Inc.                     Common stock                 202,342        $2,443,663        $6,576,115
                                                                          -------------        ----------        ----------


     Heartland Value Fund                           Mutual fund                   3,516           139,329           119,090
     Janus Flexible Income Fund                     Mutual fund                   5,047            50,353            49,817
     Janus Worldwide Fund                           Mutual fund                   9,519           385,740           359,629
     Kaufmann Fund                                  Mutual fund                  31,520           211,615           200,782
     Oakmark Fund                                   Mutual fund                   4,268           174,519           172,468
     Safeco Equity Fund                             Mutual fund                   8,209           163,048           160,411
     Vanguard Index Trust 500 Portfolio             Mutual fund                   3,931           346,008           354,051
     Vanguard Wellington Fund                       Mutual fund                  12,870           394,622           379,025
                                                                                               ----------        ----------

     Total mutual funds                                                                         1,865,234         1,795,273
                                                                                               ----------        ----------

     Schwab U. S. Treasury Money Fund               Money funds                   1,074             1,074             1,074
     Schwab Value Advantage Money Fund              Money funds                 352,032           352,032           352,032
                                                                                               ----------        ----------

     Total money funds                                                                            353,106           353,106
                                                                                               ----------        ----------

     Loan Fund                                  Participants' Notes                               269,107           269,107
                                                    Receivable                                 ----------        ----------


     Total investments                                                                         $4,931,110        $8,993,601
                                                                                               ==========        ==========

*    Party-in-interest


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27d - SUPPLEMENTAL SCHEDULE OF INDIVIDUAL TRANSACTIONS INVOLVING SECURITIES OF THE SAME ISSUE IN EXCESS OF FIVE PERCENT OF THE FAIR VALUE OF PLAN ASSETS AT THE BEGINNING OF THE PLAN YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                       PROCEEDS AT
                                          DESCRIPTION     PURCHASE     MATURITY/                   NET GAIN/
        IDENTITY OF PARTY INVOLVED         OF ASSET        PRICE         SALE      COST OF ASSET    (LOSS)
   Schwab US Treasury Money Fund          Money Fund       2,069,740
   Schwab US Treasury Money Fund          Money Fund                    2,069,740      2,069,740            -

   Schwab Value Advantage Money Fund      Money Fund         675,151
   Schwab Value Advantage Money Fund      Money Fund                      302,349        302,349            -

   Vanguard Index Trust 500 Portfolio     Mutual Fund        311,268

   Vanguard Wellington Fund               Mutual Fund        300,758

   Merrill Lynch Growth Fund - Class B    Mutual Fund                     551,994        390,537      161,457

   Merrill Lynch Global Allocation        Mutual Fund                     588,172        526,315       61,857
   Fund - Class B

   Merrill Lynch Capital Fund - Class B   Mutual Fund                     286,652        253,908       32,744

   Merrill Lynch Retirement               Money Fund                      533,693        533,693            -
   Preservation Trust

SAVINGS TRUST FOR EMPLOYEES OF

FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

ITEM 27d - SUPPLEMENTAL SCHEDULE OF SERIES TRANSACTIONS INVOLVING SECURITIES OF THE SAME ISSUE IN EXCESS OF FIVE PERCENT OF THE FAIR VALUE OF PLAN ASSETS AT THE BEGINNING OF THE PLAN YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                     TOTAL                               PROCEEDS AT
                                     DESCRIPTION   NUMBER OF     NUMBER OF     PURCHASE    MATURITY/      COST     NET GAIN/
      IDENTITY OF PARTY INVOLVED      OF ASSET    TRANSACTIONS  SHARES/UNITS     PRICE        SALE      OF ASSET    (LOSS)


*   Fidelity Bankshares, Inc.          Common               73        23,525      504,696
                                        stock



    Merrill Lynch Retirement
    Preservation
    Money Fund                       Money funds            35       639,637                  639,637     639,637
    Merrill Lynch CMA Money Fund     Money funds            71       658,055                  658,055     658,055
    Merrill Lynch CMA Money Fund     Money funds            60       632,821      632,821
    Schwab U. S. Treasury Fund       Money Funds             1     2,069,740                2,069,740   2,069,740
    Schwab U. S. Treasury Fund       Money Funds             3     2,070,815    2,070,815




    Merrill Lynch Growth Fund for
    Investment
    and Retirement                   Mutual Fund            31        20,043                  593,914     422,474    171,440
    Merrill Lynch Global             Mutual Fund            33        40,470                  630,802     564,596     66,206
    Allocation Fund
    Merrill Lynch Capital Fund       Mutual Fund            25         9,183                  308,135     272,459     35,676
    Janus Worldwide Fund             Mutual Fund            15         9,519      385,740



                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              SAVINGS PLAN FOR EMPLOYEES OF
                              FIDELITY FEDERAL SAVINGS BANK OF FLORIDA





Date:   July 13, 1998         By:            /s/   Richard D. Aldred
                                 ----------------------------------------------
                              Title:          Administrative Trustee